As filed with the Securities and Exchange Commission on April 15, 2024

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act Of 1934

Amendment No. 1

PIMCO Corporate & Income Opportunity Fund

(Name of Subject Company (Issuer))

PIMCO Corporate & Income Opportunity Fund

(Name of Filing Person (Issuer))

Auction-Rate Preferred Shares, Series M, Series T, Series W, Series TH, and Series F, Par Value $0.00001

(Title of Class of Securities)

72201B200

72201B309

72201B408

72201B507

72201B606

(CUSIP Number of Class of Securities)

Ryan Leshaw

PIMCO Corporate & Income Opportunity Fund

1633 Broadway

New York, NY 10019

Telephone: (949) 720-6980

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David C. Sullivan

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

Telephone: (617) 951-7362

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

ITEMS 1 THROUGH 9 AND ITEM 11.

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement (the “Statement”) on Schedule TO initially filed by PIMCO Corporate & Income Opportunity Fund, a Massachusetts business trust (the “Fund”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 100% of its outstanding shares of auction-rate preferred shares, $0.00001 par value and a liquidation preference of $25,000 per share, designated Auction-Rate Preferred Shares, Series M, Series T, Series W, Series TH, and Series F (the “Preferred Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 12, 2024 (the “Offer to Purchase”) and in the Fund’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitutes the “Offer”), copies of which have been previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively. The price to be paid for the Preferred Stock is an amount per share, net to the seller in cash, equal to 98% of the liquidation preference of $25,000 per share (or $24,500 per share) in cash, plus any unpaid dividends accrued through April 12, 2024, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer). The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Amendment.

This Amendment is the final amendment to the Statement and is being filed to report the results of the Offer. Filed herewith as Exhibit (a)(5)(ii) and incorporated herein by reference is a copy of the press release issued by the Fund dated April 15, 2024 announcing the results of the Offer.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated March 12, 2024. (1)
(a)(1)(ii)	Form of Letter of Transmittal. (1)
(a)(1)(iii)	Form of Notice of Guaranteed Delivery. (1)
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)
(a)(1)(vi)	Form of Notice of Withdrawal. (1)
(a)(5)(i)	Press Release issued on March 12, 2024.(1)
(a)(5)(ii)	Press Release issued on April 15, 2024.*
(d)(i)	Tender Offer Agreement, dated March 12, 2024, by and among PIMCO Corporate & Income Opportunity Fund, PIMCO High Income Fund, PIMCO Income Strategy Fund, PIMCO Income Strategy Fund II, PIMCO Corporate & Income Strategy Fund, PIMCO Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO California Municipal Income Fund, PIMCO California Municipal Income Fund II, PIMCO California Municipal Income Fund III, PIMCO New York Municipal Income Fund, PIMCO New York Municipal Income Fund II, PIMCO New York Municipal Income Fund III, Pacific Investment Management Company LLC, and UBS Real Estate Securities, Inc. (1)

EX-FILINGFEES	Calculation of Filing Fees Table*

__________________ *Filed herewith. (1) Incorporated by reference to the Fund’s Schedule TO, as filed with the Securities and Exchange Commission on March 12, 2024.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIMCO Corporate & Income Opportunity Fund
By:	/s/ Joshua D. Ratner

Name: Joshua D. Ratner

Title: President

Dated as of: April 15, 2024

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated March 12, 2024. (1)
(a)(1)(ii)	Form of Letter of Transmittal. (1)
(a)(1)(iii)	Form of Notice of Guaranteed Delivery. (1)
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)
(a)(1)(vi)	Form of Notice of Withdrawal. (1)
(a)(5)(i)	Press Release issued on March 12, 2024.(1)
(a)(5)(ii)	Press Release issued on April 15, 2024.*
(d)(i)	Tender Offer Agreement, dated March 12, 2024, by and among PIMCO Corporate & Income Opportunity Fund, PIMCO High Income Fund, PIMCO Income Strategy Fund, PIMCO Income Strategy Fund II, PIMCO Corporate & Income Strategy Fund, PIMCO Municipal Income Fund, PIMCO Municipal Income Fund II, PIMCO Municipal Income Fund III, PIMCO California Municipal Income Fund, PIMCO California Municipal Income Fund II, PIMCO California Municipal Income Fund III, PIMCO New York Municipal Income Fund, PIMCO New York Municipal Income Fund II, PIMCO New York Municipal Income Fund III, Pacific Investment Management Company LLC, and UBS Real Estate Securities, Inc. (1)

EX-FILINGFEES	Calculation of Filing Fees Table*

__________________ *Filed herewith. (1) Incorporated by reference to the Fund’s Schedule TO, as filed with the Securities and Exchange Commission on March 12, 2024.